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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                               AMENDMENT NO.1 TO
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      UNDER
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                                  RESONATE INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A*
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PETER R. WATKINS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  RESONATE INC.
                             385 MOFFETT PARK DRIVE
                           SUNNYVALE, CALIFORNIA 94089
                                 (408) 548-5500
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                   COPIES TO:

                              AARON J. ALTER, ESQ.
                            MICHELLE L. WHIPKEY, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
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               TRANSACTION VALUATION+                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
 $1,370,000.............................................   Previously Paid
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  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 667,000 shares of common stock of Resonate Inc. having an aggregate value of $1,370,000 as of May 31, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

 [X]Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                     AMOUNT PREVIOUSLY PAID: $274.
                    FORM OR REGISTRATION NO.: 5-60179.
                          FILING PARTY: The Company.
                           DATE FILED: June 25, 2001.

 [ ]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

 [ ]third party tender offer subject to Rule 14d-1.
 [X]issuer tender offer subject to Rule 13e-4.
 [ ]going-private transaction subject to Rule 13e-3.
 [ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

  * There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 76115Q.
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

ITEM 1. SUMMARY TERM SHEET.

    The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated June 25, 2001 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Resonate Inc., a Delaware corporation ("Resonate" or the "Company"). The address of its principal executive offices is 385 Moffett Park Drive, Sunnyvale, California 94089. The telephone number at that address is (408) 548-5500.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange most of the options outstanding under the Company's 1996 Stock Plan and the Company's 2000 Stock Plan (collectively, the "Plans") to purchase approximately 667,000 shares of the Company's Common Stock, par value $0.0001 per share ("Option Shares"), for new options that will be granted under the Resonate Inc. 2000 Stock Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of Resonate or one of its subsidiaries who lives or works in the United States, you will not be eligible to accept the Offer. If you are a Section 16 officer of Resonate, you will also not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The filing person is the issuer. The information set forth under
Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; expiration date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

        (b) Not applicable.

        (c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) Not applicable.

        (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth on pages 36 through 55 of Resonate's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, which contains Resonate's financial statements, is incorporated herein by reference. The summary financial statements of Resonate set forth on Schedule B to the Offer to Exchange are incorporated herein by reference.

        (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

        (b) Not applicable.

ITEM 12. EXHIBITS.

        (a) (1) Offer to Exchange Certain Outstanding Options for New Options dated June 25, 2001.

            (2) Election Form.

            (3) Memorandum from President and Chief Executive Officer to Employees dated June 25, 2001.

            (4) Notice to Withdraw from the Offer.

            (5) Form of Promise to Grant Stock Option(s).

        (b) Not applicable.

        (d) (1) Resonate Inc. 2000 Stock Plan and form of agreement thereunder filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 declared effective on August 2, 2000 and incorporated herein by reference.

            (2) Resonate Inc. 2000 Stock Plan Prospectus.

        (g)      Not applicable.

        (h)      Not applicable.

ITEM 13.          INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a)      Not applicable.

                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                          RESONATE INC.



                                          By:  /s/ Robert C. Hausmann
                                               ---------------------------------
                                               Robert C. Hausmann
                                               Chief Financial Officer

Date: June 25, 2001

                                INDEX TO EXHIBITS


   EXHIBIT NUMBER     DESCRIPTION
   --------------     -----------
       (a)(1)         Offer to Exchange Certain Outstanding Options for
                      New Options dated June 25, 2001.
       (a)(2)         Election Form.
       (a)(3)         Memorandum from President and Chief Executive Officer to
                      Employees dated June 25, 2001.
       (a)(4)         Notice to Withdraw from the Offer.
       (a)(5)         Form of Promise to Grant Stock Option(s).
       (d)(1)         Resonate  Inc. 2000 Stock Plan and form of agreement
                      thereunder filed as Exhibit 10.3 to the Company's
                      Registration Statement on Form S-1 declared effective on August 2, 2000 and incorporated herein by reference.
       (d)(2)         Resonate Inc. 2000 Stock Plan Prospectus.